EXHIBIT 4.2
DESCRIPTION OF SECURITIES
The following is a summary of our capital stock and certain provisions of our third amended and restated certificate of incorporation (“Certificate of Incorporation”) and third amended and restated bylaws (“Bylaws”). This summary does not purport to be complete and is qualified by the provisions of our Certificate of Incorporation and Bylaws.
Authorized Capitalization
Our authorized capital stock consists of 155,000,000 shares of common stock, $0.001 par value, and 5,000,000 shares of undesignated preferred stock, $0.001 par value.
Listing
Our common stock is listed on the NASDAQ Global Select Market under the symbol "PCTY."
Common Stock
The holders of common stock are entitled to one vote per share on all matters submitted to a vote of our stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Subject to preferences that may be applicable to any preferred stock outstanding at the time, the holders of outstanding shares of common stock are entitled to receive ratably any dividends declared by our board of directors out of assets legally available. See the section titled "Dividend Policy." Upon our liquidation, dissolution or winding up, holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then outstanding shares of preferred stock. Holders of common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock.
Preferred Stock
Pursuant to our Certificate of Incorporation, our board of directors has the authority, without further action by the stockholders, to issue from time to time up to 5,000,000 shares of preferred stock, in one or more series. Our board will determine the rights, preferences, privileges and restrictions of the preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of any series, any or all of which may be greater than or senior to the rights of the common stock. The issuance of preferred stock could adversely affect the voting power of holders of common stock and reduce the likelihood that such holders will receive dividend payments and payments upon liquidation, and the likelihood that holders of preferred stock will receive dividend payments and payments upon liquidation may have the effect of delaying, deterring or preventing a change in control, which could depress the market price of our common stock. We have no current plan to issue any shares of preferred stock.
Dividend Policy
Neither Delaware law nor our Certificate of Incorporation requires our board of directors to declare dividends on our common stock. Any future determination to declare cash dividends on our common stock will be made at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors may deem relevant. We do not anticipate paying cash dividends on our common stock for the foreseeable future.
Investor Rights Agreement
We are party to an amended and restated investor rights agreement with certain of our stockholders. The amended and restated investor rights agreement grants such stockholders certain registration rights, which include demand registration rights, piggyback registration rights and short-form registration rights, with respect to shares of our common stock. This summary does not purport to be complete and is qualified by the provisions of the amended and restated investor rights agreement.

Anti-Takeover Provisions
General
Our Certificate of Incorporation and Bylaws contain certain provisions that may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or take-over attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.
Advance Notice Bylaws
Our Bylaws provide that any stockholder who wishes to bring business before a meeting of our stockholders, or to nominate candidates for election as directors at a meeting of our stockholders, must deliver advance notice of their proposals to us before the meeting.
Amendment of Bylaws
Our Certificate of Incorporation and Bylaws grant our board of directors the power to adopt, amend or repeal the Bylaws.